ARIZONA STAR RESOURCE CORP.

SUPPL

02034196

April 30, 2002

BY MAIL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 15 2002
WASH. D.C. 164

Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549

Attention: Department of International Corporate Finance

Dear Sirs:

RE: Arizona Star Resource Corp.
- SEC 12(g)(3)2(b) Exemption #82-1491

In connection with the above, please find enclosed the following for your records:

1. Form 51-901F, Quarterly Report dated March 28, 2002 for the period ended January 31, 2002.

We trust you will find the enclosed to be in order.

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

Yours truly,

ARIZONA STAR RESOURCE CORP.

Lisa Santinon
Administrative Assistant

dw 5/20

Encl.

U:\Arizona\12G3-2B\sec.ltl101.wpd

A MEMBER OF THE BEMA GROUP OF COMPANIES
1138 Melville Street, 18th Floor, Vancouver, British Columbia, Canada V6E 4S3
Tel: (604) 681-8371 Fax: (604) 681-6209

#82-1491

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of: ___X___ **Schedule A**
_________ **Schedule B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Arizona Star Resource Corp.**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	January 31, 2002
DATE OF REPORT:	March 28, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Clive T. Johnson"	CLIVE T. JOHNSON	02/03/28
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Roger Richer"	ROGER RICHER	02/03/28

ARIZONA STAR RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
(expressed in Canadian dollars)

	As at January 31 2002 (Unaudited)	As at April 30 2001
Assets		
Current assets		
Cash	$ 2,815,712	$ 1,769,162
Restricted cash	-	1,500,000
Accounts receivable	205,331	155,771
Prepaid expenses	7,909	8,907
Refundable Chilean tax	783,666	-
	3,812,618	3,433,840
Investments	86,521	86,521
Refundable Chilean tax	385,447	1,893,839
Resource properties	33,856,188	33,377,897
	$ 38,140,774	$ 38,792,097
Liabilities		
Current liabilities		
Accounts payable	$ 53,851	$ 55,755
Shareholders' Equity		
Capital stock	44,730,229	44,730,229
Deficit	(6,643,306)	(5,993,887)
	38,086,923	38,736,342
	$ 38,140,774	$ 38,792,097

Approved by the Directors:

"Clive Johnson"

"Roger Richer"

ARIZONA STAR RESOURCE CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the periods ended January 31

(expressed in Canadian dollars)

(Unaudited)

	Third quarter		Nine months	
	2002	2001	**2002**	2001
Expenses				
Office and administration	$ **16,394**	$ 8,440	$ **44,433**	$ 32,518
Audit and tax consulting	**20,234**	22,082	**37,011**	42,392
Accounting	**5,566**	2,262	**16,389**	17,346
Rent and utilities	**5,400**	8,736	**16,200**	29,544
Consulting	**4,800**	4,500	**14,000**	4,500
Legal	**1,175**	7,635	**9,590**	14,427
Transfer agent and trustee	**2,187**	2,499	**7,395**	7,253
Listing and filing	**2,780**	1,890	**6,469**	2,478
Shareholder information and public relations	**522**	1,030	**1,880**	28,222
Management fees	**-**	7,500	**-**	22,500
	59,058	66,574	**153,367**	201,180
Loss before the following	**(59,058)**	(66,574)	**(153,367)**	(201,180)
Write-down of refundable Chilean tax *(Note 3)*	**-**	(104,746)	**(741,525)**	(1,340,242)
Write-off of Imperial County royalty interest	**-**	(970,244)	**-**	(970,244)
Foreign exchange gain	**31,795**	(34,061)	**83,570**	21,785
Interest income	**27,847**	70,748	**139,403**	187,803
Other income	**7,500**	57,500	**22,500**	72,500
Earnings (loss) for the period	**8,084**	(1,047,377)	**(649,419)**	(2,229,578)
Deficit, beginning of period	**(6,651,390)**	(4,955,858)	**(5,993,887)**	(3,773,657)
Deficit, end of period	$ **(6,643,306)**	$ (6,003,235)	$ **(6,643,306)**	$ (6,003,235)
Loss per share	$ **-**	$ (0.03)	$ **(0.02)**	$ (0.06)
Weighted average number of common shares outstanding	**39,750,437**	39,750,437	**39,750,437**	39,748,046

ARIZONA STAR RESOURCE CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ended January 31

(expressed in Canadian dollars)

(Unaudited)

	Third quarter		Nine months	
	2002	2001	**2002**	2001
Operating activities				
Earnings (loss) for the period	**$ 8,084**	$ (1,047,377)	**$ (649,419)**	$ (2,229,578)
Non-cash charges (credits)				
Write-down of refundable Chilean tax	**-**	104,746	**741,525**	1,340,242
Write-off of Imperial County royalty interest	**-**	970,244	**-**	970,244
Other	**(14,030)**	-	**-**	-
Foreign exchange	**17,421**	(17,524)	**(11,568)**	(10,941)
Change in non-cash working capital	**(224,959)**	(35,536)	**(50,467)**	(83,583)
Cash from (to) operating activities	**(213,484)**	(25,447)	**30,071**	(13,616)
Financing activities				
Shares issues for cash, net of costs	**-**	-	**-**	20,000
Investing activities				
Restricted cash	**750,000**	500,000	**1,500,000**	500,000
Acquisition, exploration and development	**(27,597)**	20,641	**(478,291)**	(120,734)
Refundable Chilean tax	**(7,916)**	(5,455)	**(16,798)**	(16,509)
Cash from investing activities	**714,487**	515,186	**1,004,911**	362,757
Effect of exchange rate changes on cash	**(17,421)**	(10,613)	**11,568**	10,941
Increase in cash	**483,582**	479,126	**1,046,550**	380,082
Cash, beginning of period	**2,332,130**	1,353,663	**1,769,162**	1,452,707
Cash, end of period	**2,815,712**	1,832,789	**2,815,712**	1,832,789
Restricted cash	**-**	1,500,000	**-**	1,500,000
Cash and restricted cash, end of period	**$ 2,815,712**	$ 3,332,789	**$ 2,815,712**	$ 3,332,789

ARIZONA STAR RESOURCE CORP.
January 31, 2002
(expressed in Canadian dollars)
(unaudited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presentation

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

The Company has adopted the new accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements. Otherwise, these financial statements follow the same accounting policies as the most recent annual financial statements.

Certain of the prior period's comparative figures have been reclassified to conform to the presentation adopted for the current period.

2. Related party transactions

During the period, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with Bema Gold Corporation:

		2002		2001
Costs incurred				
Accounting	$	**16,389**	$	17,346
Office and administrative	$	**15,265**	$	12,915
Management fees	$	**-**	$	22,500
Public relations	$	**-**	$	2,247
Rent and utilities	$	**16,200**	$	29,544

Included in accounts payable is an amount of $13,805 (April 30, 2001 - nil) owing to Bema Gold Corporation.

3. Write-down of refundable Chilean tax

On October 10, 2001, the Company and its joint venture partner, Bema Gold Corporation, entered into a sales agreement for the disposal of Compania Minera Aldebaran ("CMA"), an incorporated Chilean joint venture. As a result, the Company's proportionate interest (51%) in the assets of CMA, consisting primarily of refundable Chilean value added taxes, were written down by a further $741,525 to their estimated net recoverable amount.

(expressed in Canadian dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Restricted cash

On April 14, 2000, the Company entered into an agreement ("Guarantee Facility") with Endeavour Capital Corporation ("Endeavour") to support the borrowings of up to $2 million by Endeavour from the Canadian Imperial Bank of Commerce ("CIBC") of which funds were loaned to Bema.

Pursuant to the Guarantee Facility, the Company guaranteed, in the event of default, the payment of $2 million on demand to CIBC for the amount borrowed. The Guarantee Facility required Endeavour to pay to the Company a monthly administrative fee of $2,500 and a facility fee equal to the difference between a rate of 10% per annum and the rate of return offered by CIBC on the Company's security deposit. On June 30, 2000, Endeavour assigned all of its rights, title and interest in the Guarantee Facility as well as its obligations under its loan agreement with CIBC to a third party, Orocon Inc. ("Orocon"). The Guarantee Facility matured on January 14, 2001.

On January 16, 2001, the Company announced that the Guarantee Facility Agreement had been extended for nine months. As of January 25, 2001, the amount outstanding under the Guarantee Facility had been reduced by $500,000 to $1,500,000. As consideration for providing the extension, Arizona Star received a fee of $50,000 and marketable securities pledged as collateral. All other terms of the Facility were unchanged. From January 16, 2001 onwards and for the extended term of the Guarantee Facility, Bema had agreed not to charge the $2,500 monthly management fee to the Company.

On October 15, 2001, Orocon repaid to the CIBC $750,000 of the line of credit, reducing the amount required by the Company to pledge as collateral security from $1.5 million to $750,000. In addition, in October 2001, the Company's Board of Directors approved the extension of the term of the Guarantee Facility to the end of the year.

On January 24, 2002, Orocon repaid the remaining $750,000 of its CIBC line of credit and, as a result, the requirement for the Company to pledge any of its cash under the Guarantee Facility Agreement ceased. With the termination of the Guarantee Facility Agreement on January 24, 2002, the Company will no longer receive a facility fee or monthly administration fee from Orocon. In addition, beginning February 1, 2002, Bema will resume charging the $2,500 monthly management fee to the Company.

ARIZONA STAR RESOURCE CORP.
As at January 31
(expressed in Canadian dollars)
(unaudited)

Schedule A
RESOURCE PROPERTIES

	Aldebaran Property	Agua de la Piedra	Total 2002	2001
Balance, beginning of period	$ 33,053,434	$ 324,463	$ 33,377,897	$ 34,162,817
Expenditures incurred during the period:				
Administration	21,528	161,189	182,717	288,808
Drilling	-	151,074	151,074	-
Geochemistry	-	44,390	44,390	-
Geology	-	21,418	21,418	-
Geophysics	-	29,335	29,335	-
Management fees	-	14,745	14,745	-
Permitting	-	34,612	34,612	-
	21,528	456,763	478,291	288,808
Write-off of Imperial County royalty interest	-	-	-	(970,244)
	21,528	456,763	478,291	(681,436)
Balance, end of period	$ 33,074,962	$ 781,226	$ 33,856,188	$ 33,481,381

BC FORM 51-901F
(Previously Form 61)

Quarterly Report

Incorporated as part of: ______ **Schedule A**
__X__ **Schedule B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	**Arizona Star Resource Corp.**
ISSUER ADDRESS:	18th Floor, 1138 Melville Street Vancouver, BC V6E 4S3
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	ir@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	January 31, 2002
DATE OF REPORT:	March 28, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Clive T. Johnson"	CLIVE T. JOHNSON	02/03/28
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Roger Richer"	ROGER RICHER	02/03/28

ARIZONA STAR RESOURCE CORP.
For the period ended January 31, 2002 (unaudited)

1. **Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses:**

   Included on Schedule A.

2. **Expenditures to Related Parties:**

   Included on Schedule A.

3. (a) **There were no securities issued during the quarter under review.**

   (b) **There were no Options granted during the quarter under review.**

4. (a) **Particulars of authorized and issued share capital as at January 31, 2002:**

100,000,000	Authorized Common shares, no par value
39,750,437	Issued Common shares
$44,730,229	Recorded value, Common shares

   (b) **Options outstanding as at January 31, 2002:**

Security	Number	Exercise Price	Expiry Date
Options	1,125,500	$1.00	July 3, 2006

   (c) **There are no shares in escrow or subject to pooling.**

5. **Directors and Officers:**

Roger Richer	President, C.E.O. and Director
Clive T. Johnson	Director
Enrique Fenig	Director
Stephen J. Kay	Director
Barry D. Rayment	Director
Paul Kostiuk	Director
Laurie McPherson	Secretary

ARIZONA STAR RESOURCE CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the operating results and the financial position of Arizona Star Resource Corp. (the "Company") for the third quarter ended January 31, 2002 should be read in conjunction with the unaudited consolidated financial statements and the notes.

RESULTS OF OPERATIONS

The Company reported net earnings of $8,000 for the three months ended January 2002 compared to a net loss of $1,047,000 (three cents per share) in the same period one year earlier. In the most recent quarter, the Company recorded an unrealized foreign exchange gain of $31,800 and interest income of $27,800 that offset general and administrative expenses of $59,100. The prior year's third quarter included a $970,200 write-off of the Company's royalty interest in the Imperial County property and a $104,700 write-down of refundable Chilean tax.

For the nine months ended January 31, 2002, the net loss was $649,400 (two cents per share) compared to a net loss of $2.2 million (six cents per share) one-year earlier. The loss in both years resulted primarily from the write-down of refundable Chilean tax relating to the sale of Compania Minera Aldebaran ("CMA"), however, the loss in 2001 of $2.2 million also included a $970,200 write-off of the Imperial County royalty interest. On October 10, 2001, the Company and its joint venture partner, Bema Gold Corporation, entered into a sales agreement for the disposal of CMA, an incorporated Chilean joint venture. As a result, the Company's proportionate interest (51%) in the assets of CMA, consisting primarily of refundable Chilean value added taxes, have been written down to their estimated net recoverable amounts.

LIQUIDITY AND CAPITAL RESOURCES

At January 31, 2002, the Company had cash and cash equivalents of $2.8 million (April 30, 2001 - $3.3 million) and working capital of $3.8 million (April 30, 2001 - $3.4 million). The Company did not have any restricted cash at the end of the quarter (see Investing Activities section) whereas at April 30, 2001, $1.5 million of the year-end cash balance of $3.4 million was restricted as a result of the Guarantee Facility.

Operating activities

Cash used for operating activities in the third quarter in 2002 was $213,500 (2001 - $25,400) as the Company reduced its accounts payable balance previously built up during the second quarter of the current year.

Financing activities

There was no activity during the current quarter or in the third quarter in 2001. The Company received $20,000 from the exercise of 40,000 stock options during the nine-month period ended January 31, 2001.

Investing activities

On January 24, 2002, Orocon Inc. repaid to CIBC the remaining $750,000 of its line of credit, thereby eliminating all requirements for the Company to pledge its funds as collateral security under the Guarantee Facility.

Resource property expenditures during the most recent quarter totalled $27,600, of which $19,200 was incurred on the Agua de la Piedra property and $8,400 incurred with respect to Santiago exploration office expenditures.

During the nine months ended January 31, 2002, the Company incurred $478,300 of resource property expenditures, of which $456,800 was on the Agua de la Piedra property, mainly for the Phase II drill program, and $21,500 relating to the Aldebaran property. The Company, through work conducted by joint venture partner, Aur Resources Inc ("Aur"), participated in a Phase II drill program on the property in the second quarter of 2001. The drill program included trenching, sampling and 2196 meters of reverse circulation drilling in 12 holes. The drilling was designed to test three target concepts; the downdip geometry of mineralization discovered in the year 2000 drill program, extensions to this mineralization in both strike directions, and the subsurface potential of a new zone of surface gold mineralization. The results showed no significant ore grade intercepts in any of the three target areas. Broad zones anomalous in gold were encountered in both the original discovery area and the new surface gold zone, suggesting that the system does have downdip continuity, but not of economic tenor.

During the same period one year earlier, the Company incurred $120,700 in resource property expenditures that consisted mainly of the Company's share of Santiago exploration office expenditures.

OUTLOOK

Management believes that the Company has sufficient cash to maintain its operations and to finance its activities through to the end of fiscal 2003.

Aldebaran Property

Compania Minera Casale ("CMC"), has informed the joint venture partners, Placer Dome Inc. ("Placer") (51%), Arizona Star Resource Corp. (25%) and Bema Gold Corporation (24%) that formal approval has been received for the Cerro Casale Environmental Impact Study ("EIS") from the Chilean regulatory authorities. With the formal approval of the EIS in hand, the Cerro Casale project is ready to proceed once metal prices improve sufficiently for project financing. The fresh water supply for the project has also been secured with the acquisition of 1,145 litres per second of water rights, duly approved and registered. CMC now holds a sufficient amount of water rights to build and operate a mine at Cerro Casale.

While the Company does not anticipate that a decision will be made to proceed with the development of the Cerro Casale project until higher gold prices are attained, Placer is pursuing the government permits and approvals required for the development of the Cerro Casale deposit in accordance with the joint venture agreement and on behalf of CMC. If a decision is made to proceed with the project, construction will only commence upon Placer arranging the required financing. CMC will continue to work with the Chilean regulators to further advance the permitting process.

Agua de la Piedra Property

The Company and Aur continue the evaluation of the year 2001 program to determine the best course of action with respect to the Agua de la Piedra property. Aur has made a preliminary proposal to further evaluate the property outside of the known mineralized areas with the intent of generating new drill targets. This program would include surface mapping, sampling and geophysics, with a 1200 meter drill program contingent on successful surface results. The Company is awaiting final results on trenching done late in the previous program and will respond to a proposed work program when results are received.

#82-1491